Exhibit 99.1

November 7, 2018

Electra Meccanica Announces Pricing of $8.5 Million Registered Direct Offering

VANCOUVER, British Columbia, Nov. 07, 2018 (GLOBE NEWSWIRE) — Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that it has entered into a securities purchase agreement with investors providing for the registered sale of 4,250,000 common shares at a purchase price of $2.00 per share for gross proceeds of $8,500,000.

In the concurrent private placement to the same investors, the Company is selling warrants to purchase 4,250,000 common shares with an exercise price of $2.56 per share.  The warrants are exercisable six months after issuance and have a term of five years from the initial exercise date.

The closing of the sale of securities is expected to take place on or about November 9, 2018, subject to certain customary closing conditions.

Electra Meccanica intends to use the net proceeds from this offering for the further design and development of its Tofino two seater electric sports car.

ThinkEquity, a division of Fordham Financial Management, Inc., and The Benchmark Company, LLC and are acting as joint placement agents.

The sale of the common shares are being offered by the Company pursuant to a shelf registration statement on Form F-3 (Registration No. 333-227883), which was declared effective by the Securities and Exchange Commission (the “SEC”) on October 31, 2018. A final prospectus supplement will be filed with the SEC and will form a part of the effective registration statement.  Copies of the final prospectus supplement and accompanying prospectus relating to this offering may be obtained, when available, by contacting ThinkEquity, 17 State Street, 22nd Floor, New York, NY 10004, (646) 968-9355, Email: prospectus@think-equity.com or The Benchmark Company, LLC, Attn: Prospectus Department, 150 E 58th Street, 17th floor, New York, NY 10155, 212-312-6700, Email: prospectus@benchmarkcompany.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.  Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.  For more information, visit www.electrameccanica.com.

Cautionary Note Regarding Forward Looking Statements:

This press release contains “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding, among other things, the proposed registered direct offering of Company’s common shares. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual results to differ materially from those projected in its forward-looking statements. Meaningful factors which could cause actual results to differ, including, the satisfaction of customary closing conditions related to the proposed public offering, as well as other factors discussed in the risks and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation, under the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.  The Company undertakes no obligation to revise or update these forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us

Source: Electra Meccanica Vehicle Corp